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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Thousand Trails, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

885502 10 4

(Cusip Number)

William J. Shaw
c/o Thousand Trails, Inc.
3801 Parkwood Boulevard, Suite 100
Frisco, TX 75034
(214) 618-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885502 10 4

1.	Name of Reporting Person: William J. Shaw		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,210,698**

		9.	Sole Dispositive Power: 1,210,698**

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,210,698**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.4%**

14.	Type of Reporting Person (See Instructions): IN

** See Item 5

CUSIP No. 885502 10 4

1.	Name of Reporting Person: BTM Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 781,038**

		9.	Sole Dispositive Power: 781,038**

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 781,038**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%**

14.	Type of Reporting Person (See Instructions): CO

** See Item 5

CUSIP No. 885502 10 4

1.	Name of Reporting Person: William J. Shaw Family Partnership, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 781,038**

		9.	Sole Dispositive Power: 781,038**

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 781,038**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%**

14.	Type of Reporting Person (See Instructions): PN

** See Item 5

CUSIP No. 885502 10 4	13D

     This Amendment No. 2 to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Act”). This Amendment amends and supplements the Schedule 13D as previously amended by Amendment No. 1, dated November 10, 1998 (the “Original Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer.

     Item 1 is hereby amended and restated in its entirety as follows:

     This statement on Schedule 13D relates to common stock, $.01 par value per share (the “Shares”), of Thousand Trails, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3801 Parkwood Boulevard, Suite 100, Frisco, Texas 75034, telephone number (214) 618-7200.

Item 2.	Identity and Background.

     Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c).	This statement is filed jointly by William J. Shaw, an individual, BTM Enterprises, Inc., a Texas corporation (“BTM”), and William J. Shaw Family Partnership, L.P., a Texas limited partnership (the “Family Limited Partnership” and, together with Mr. Shaw and BTM, the “Reporting Persons”). The principal business address of all the reporting persons is 3801 Parkwood Boulevard, Suite 100, Frisco, Texas 75034, telephone number (214) 618-7200. Mr. Shaw’s principal occupation is President, Chief Executive Officer and Chairman of the Board of the Issuer. Mr. Shaw is also the sole officer, director, and shareholder of BTM. BTM’s principal business is to serve as the sole general partner of the Family Limited Partnership. The Family Limited Partnership’s principal business is to make, hold, and manage certain investments on behalf of Mr. Shaw and his family. Mr. Shaw disclaims any beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting persons are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following:

CUSIP No. 885502 10 4	13D

     Between October 27, 1998, and December 10, 1998, Mr. Shaw transferred 5,500 Shares from custodial accounts maintained for the benefit of his children and grandchildren to the Family Limited Partnership. On December 4, 1998, Mr. Shaw purchased 200 Shares, on behalf of the Family Limited Partnership, at a price of $4.25 per share. Between January 6, 1999, and November 10, 2002, Mr. Shaw exercised 584,927 options at a price of $0.69 per share, and subsequently transferred the Shares to the Family Limited Partnership. As noted in Item 2, Mr. Shaw disclaims beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein. Between May 18, 1999, and December 19, 2000, Mr. Shaw was granted 6,700 options at an exercise price ranging between $4.25 and $4.75 per option. Between July 1, 2000, and January 1, 2003, Mr. Shaw purchased 13,392 Shares, under the Company Employee Stock Purchase Plan, at prices ranging between $4.50 and $11.20 per share. On September 17, 2001, Mr. Shaw was granted options to purchase 600,000 shares of common stock under the Company Stock Option Plan, at an exercise price of $5.93 per option. Such options vest at the rate of 33 1/3% per year, with 200,000 shares having vested in September of 2002.

     The aggregate amount of funds used in acquiring Shares since the most amendment of the Original Schedule 13D is $495,837.87.

     In the case of all these transactions, Mr. Shaw’s personal funds or the Family Limited Partnership’s funds, as the case may be, were used to pay the purchase price.

     No funds or consideration, other than the desire to encourage the Parent and Buyer to enter into the Merger Agreement, described in Item 4, were involved in the April 29, 2003 transaction, described in Item 4.

Item 4.	Purpose of Transaction.

     Item 4 is hereby amended to add the following after the last paragraph therein:

     On April 29, 2003, the Issuer, KTTI Holding Company, Inc., a Delaware corporation (“Parent”), and KTTI Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Buyer”), entered into an Agreement and Plan of Merger, dated as of April 29, 2003 (the “Merger Agreement”), pursuant to which Parent would acquire the Issuer by means of a merger of Buyer with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation and a wholly owned subsidiary of Parent. If the Merger is consummated, the Issuer’s Shares will be converted into the right to receive the merger consideration specified in the Merger Agreement, will be delisted from the American Stock Exchange and cease to be publicly traded and will no longer be registered pursuant to Section 12 of the Securities Exchange Act of 1934.

     Simultaneously with the execution of the Merger Agreement, Mr. Shaw and the Family Limited Partnership, entered into Voting Agreements, each dated as of April 29, 2003 (the “Voting Agreements”), with Parent and Buyer, pursuant to which such stockholders agreed, among other things, to vote their respective Shares in favor of the Merger and against any competing transaction at any meeting of the Issuer’s stockholders held to consider and vote upon

CUSIP No. 885502 10 4	13D

the Merger and also granted Parent and Buyer an irrevocable proxy to accomplish such actions. In addition, Mr. Shaw and the Family Limited Partnership agreed, with certain exceptions, not to transfer any Shares during the term of the Voting Agreement. Also simultaneously with the execution of the Merger Agreement, Carl Marks Strategic Investments, L.P. (“Carl Marks”) entered into a similar voting agreement with Parent and Buyer. The shares held by Mr. Shaw, the Family Limited Partnership and Carl Marks collectively represent approximately 62% of the Shares outstanding as of the date of this Amendment No. 2 to Schedule 13D. The Voting Agreements will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto. The Merger Agreement provides the Issuer with certain termination rights, including without limitation the right to terminate the Merger Agreement under specified conditions in connection with the determination that it is required in order for the board of directors to comply with its fiduciary duties under applicable law. The Voting Agreement does not limit or restrict Mr. Shaw in his capacity as an officer or director of the Issuer. A copy of the Merger Agreement has been or will be filed by the Issuer as an exhibit to a current report on Form 8-K. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to such agreements, which has been filed as an exhibit to this Amendment No. 2 to Schedule 13D and incorporated herein by reference.

     Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, Mr. Shaw, in his capacity as member of the Issuer’s Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. Mr. Shaw disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 885502 10 4	13D

Item 5.	Interest In Securities Of The Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)  – (b)

     The Reporting Persons

     William J. Shaw

(a)	Amount Beneficially Owned: 1,210,698

Percent of Class: 16.4%, based upon 6,973,943 Shares outstanding.

As noted in Item 2, Mr. Shaw disclaims beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 1,210,698.

As noted in Item 2, Mr. Shaw disclaims beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein. If considered separately, BTM and the Family Limited Partnership possess the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 781,038 Shares deemed beneficially owned by Mr. Shaw pursuant to Rule 13d-3(d)(1)(i).

Pursuant to Voting Agreements described in Item 4, Mr. Shaw and the Family Limited Partnership share voting power with Parent and Buyer in that they have agreed with Parent and Buyer that they will, among other things, vote their shares in favor of the Merger and against any competing transaction and also granted Parent and Buyer an irrevocable proxy to accomplish such actions. Parent is a holding company with its principal executive and business office located at 258 High Street, Suite 100, Palo Alto, CA 94301. Buyer is a wholly owned subsidiary of Parent with its principal executive and business office located at 258 High Street, Suite 100, Palo Alto, CA 94301. To the Reporting Persons’ knowledge, during the last five years, neither Parent nor Buyer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected Parent or Buyer to a judgment, decree or final order enjoining Parent or Buyer from future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(iii)	Sole power to dispose or to direct the disposition of: 1,210,943

(iv)	Shared power to dispose or to direct the disposition of: -0-

     BTM Enterprises, Inc.

(a)	Amount Beneficially Owned: 781,038

Percent of Class: 11.2%, based upon 6,973,943 Shares outstanding.

(b)	Number of shares as to which such person has:

CUSIP No. 885502 10 4	13D

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 781,038.

See the discussion above by Mr. Shaw in Item 5(b)(ii) with respect to Voting Agreements.

(iii)	Sole power to dispose or to direct the disposition of: 781,038

(iv)	Shared power to dispose or to direct the disposition of: -0-

     William J. Shaw Family Partnership, L.P.

(a)	Amount Beneficially Owned: 781,038

Percent of Class: 11.2%, based upon 6,973,943 Shares outstanding.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 781,038.

See the discussion above by Mr. Shaw in Item 5(b)(ii) with respect to Voting Agreements.

(iii)	Sole power to dispose or to direct the disposition of: 781,038

(iv)	Shared power to dispose or to direct the disposition of: -0-

     The Reporting Persons

(c) – (e)

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Shares during the sixty-day period immediately preceding the date of this Amendment No. 2 to Schedule 13D

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the options held by Mr. Shaw, the Shares issuable upon exercise thereof or the other Shares beneficially owned by Mr. Shaw.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     Except as described in Item 4 to this Schedule 13D, the Reporting Persons have no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with

CUSIP No. 885502 10 4	13D

respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

     Voting Agreement, dated as of April 29, 2003, among Mr. Shaw, Parent and Buyer.

     Voting Agreement, dated as of April 29, 2003, among the Family Limited Partnership, Parent and Buyer.

CUSIP No. 885502 10 4	13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003

By:	/s/ William J. Shaw

WILLIAM J. SHAW

BTM ENTERPRISES, INC.

By:	/s/ William J. Shaw

William J. Shaw, President

WILLIAM J. SHAW FAMILY PARTNERSHIP, L.P.
By: BTM Enterprises, Inc., as General Partner

By:	/s/ William J. Shaw

William J. Shaw, President

CUSIP No. 885502 10 4	13D

EXHIBIT INDEX

DESCRIPTION OF EXHIBIT	EXHIBIT NO.

Stock Option Agreement	1*

Joint Filing Agreement, dated November 10, 1998, among William J. Shaw, BTM Enterprises, Inc., and William J. Shaw Family Limited Partnership, L.P.	2*

Voting Agreement, dated as of April 29, 2003, among William J. Shaw, KTTI Holding Company, Inc., and KTTI Acquisition Company, Inc.	3**

Voting Agreement, dated as of April 29, 2003, among William J. Shaw Family Partnership, L.P., KTTI Holding Company, Inc., and KTTI Acquisition Company, Inc.	4**

*	Previously Filed

**	Filed Herewith